Via Facsimile and U.S. Mail
Mail Stop 4720

February 3, 2010

Gregory D. Wasson
President and Chief Executive Officer
Walgreen Co.
200 Wilmot Road
Deerfield, Illinois 60015

>   **Re: Walgreen Co.**
>   **Form 10-K for the Fiscal Year Ended August 31, 2009**
>   **Filed October 26, 2009**
>   **Schedule 14A filed November 24, 2009**
>   **File No. 001-00604**

Dear Mr. Wasson:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A filed November 24, 2009

Compensation Discussion and Analysis, page 13

Annual Incentives, page 17

1. In your discussion of annual incentives on page 18 you state that an individual performance component was introduced starting in fiscal year 2009 which allows

the compensation committee to adjust bonuses 20%, plus or minus, to reflect individual performance. Your disclosure goes on to state that individual performance is measured based on three performance measures: "(1) a set of core competencies that are commonly applied across all Company executives (40% weighting), (2) individual goals and objectives (50% weighting), and (3) developmental goals and objectives (10% weighting)." Please provide proposed disclosure to be included in your next proxy statement which discusses the referenced individual goals and objectives and development goals and objectives for each named executive officer. To the extent any goal or objective is quantified, your discussion should also be quantified. Additionally, please confirm that you will discuss the level of achievement of each goal and objective and how such level of achievement affected the actual compensation awarded.

Long-Term Incentives, page 19

2. In your discussion of long-term incentive compensation you state that "for fiscal year 2009, the level of achievement of the previously granted performance shares is based on the level of achievement of applicable company financial performance goals, which are based on combined earnings goals for the three-fiscal-year period ending August 31, 2011…The degree to which the goals are met determines the number of performance shares that are earned, if any." We note that you have not disclosed the "company financial performance goals" for the three year period ending August 31, 2011 or explained how the degree to which the goals are met will determine the number of shares earned. Please provide proposed disclosure to be included in your next proxy statement which discusses the referenced company financial performance goals in detail. To the extent any goal or objective is quantified, your discussion should also be quantified. Also, please confirm that you will provide the same information for the performance share award levels for the fiscal 2010-2012 performance period. Finally, confirm that you will discuss the level of achievement of each goal and how the level of achievement affected the actual compensation awarded once the performance periods are complete.

Certain Relationships and Related Transactions, page 46

3. We note the following statement on page 46: "In fiscal year 2009, the Company paid Talon Air approximately $230,000 for the charter of Mr. Rosenbluth's aircraft for his business travel, and Mr. Rosenbluth, in turn, received approximately $126,000 from Talon Air." Please explain why Mr. Rosenbluth received $126,000 from Talon Air and provide a summary of the details of this arrangement.

*   *   *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provide any requested information. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Laura Crotty, Staff Attorney, at (202) 551-3575 or myself at (202) 551-3715 if you have questions regarding the processing of your response as well as any questions regarding comments and related matters.

Sincerely,

Jeffrey P. Riedler
Assistant Director